
February 8, 2022

Todd Denkin
President
Digipath, Inc.
6450 Cameron St
Las Vegas, Nevada 89118

      Re: Digipath, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2021
          Filed December 29, 2021
          File No. 000-54239

Dear Mr. Denkin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 19

1. Please confirm your disclosure of an Evaluation Date of September 30, 2020 is a typographical error and the evaluation date was actually September 30, 2021. In future filings, please ensure you use the correct Evaluation Date in your disclosures.

2. We note your disclosure of material weaknesses in internal control over financial reporting and we also note that the material weaknesses pertain to the recognition and measurement of the financial statements. As such, please tell us the basis for management's conclusion that disclosure controls and procedures were effective. If this is a typographical or other error and management concluded disclosure controls and procedures were *not* effective as of the Evaluation Date, please advise us of this fact and ensure you accurately disclose management's conclusions in future filings.

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 19</u>

3.   Given your identification and disclosure of material weaknesses in internal control over financial reporting (ICFR), management is required to conclude and state in its report that internal control over financial reporting is ineffective. Refer to Item 308(a)(3) of Regulation S-K. Thus, please explain your disclosure that ICFR is effective as of the Evaluation Date. If your disclosure that ICRF was effective is a typographical or other error and should have indicated that ICFR was *ineffective*, please advise us of this fact and in future filings please ensure your conclusion regarding the effectiveness of ICFR is consistent with whether you have identified material weaknesses in ICFR.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel at 202-551-3823 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services